

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2019

Michael Fonstein
Chief Executive Officer
Accelerated Pharma, Inc.
15W155 81st Street
Burr Ridge, IL 60527

> **Re: Accelerated Pharma, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 25, 2019**
> **File No. 333-227916**

Dear Mr. Fonstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2018 letter.

Amendment No. 1 to Form S-1

Prospectus Summary
Our Strategy, page 3

1. We note your revised disclosure in response to prior comment 3 that on October 5, 2018, the FDA requested that you supplement your clinical trial plan before recruiting over twenty patients. However, we note that in your prior registration statement on Form S-1 (File no. 333-214048), last amended on July 12, 2017, you had also disclosed similar information. If the FDA has changed or amended its request over time, please revise to explain how it has changed. Please also update your disclosure here to explain how you intend to address the FDA's response, and your last response to the FDA's request.

Summary Risks Associated with Our Business, page 6

2.   We note your revised disclosure in response to prior comment 7. Please expand your discussion about the Genzyme license to disclose the upcoming termination date of the license agreement, which, based on your disclosures elsewhere in the prospectus, would be in 2021.

Risk Factors
If our shares become subject to the penny stock rules, it would become more difficult to trade our shares, page 32

3.   Your revised disclosure in response to prior comment 12 continues to include a reference to $4.40. Please further revise, and in addition, as previously stated, revise the risk factor as appropriate to reflect that you are not planning to obtain a listing on NASDAQ.

Use of Proceeds, page 37

4.   Please expand your revised disclosures regarding the proposed debt repayment to set forth the interest rate and the specific date of maturity of such indebtedness. With respect to the recent bridge financing, describe how such proceeds were used. Refer to Item 504 of Regulation S-K.

Business
Castration-Resistant Prostate Cancer — Phase I-II Clinical Trial, page 56

5.   We note your response to prior comment 16. You state that FOLPI was associated with a statistically significant reduction in neurotoxicity. Accordingly, as previously stated, please disclose the applicable p-values. With respect to the CRPC trial, in the first, third and fourth bullets, you appear to provide data from the CRPC trial (where Picoplatin was used in combination with docetaxel and prednisone), and to compare them to published data from other trials where patients received docetaxel and prednisone. As noted in the prior comment, if this information was not gathered from a head-to-head trial, revise to clearly disclose this fact. In addition, it is not appropriate to refer to external sources in your prospectus as all material information needs to be provided in your prospectus. Accordingly, if you refer to disclosure regarding results from other trials, expand your disclosure to provide the other information regarding these trials (e.g, duration of trial, number of patients, etc.). Also, as previously stated, please revise to clarify the primary and secondary endpoints for the Phase II portion of the CRPC trial and whether they were met.

6.   We note that your disclosure continues to state that Picoplatin can be safely administered. As previously noted, as safety determinations are solely within the authority of the FDA and other regulatory agencies, please remove this and any similar statement from your prospectus.

Patents and Proprietary Rights, page 66

7. Your revised disclosures here and on page 12 state that your plan to incorporate genomics into treatment with Picoplatin could be the basis for a new method of treatment or use of the patent for Picoplatin, and that if successful, the duration of the patent would be "prolonged by an additional 18 years." Please revise to clarify how the patent could be extended in this way. If you mean that you may be able to obtain a separate and new method of use patent for another 18 years in this manner, then please revise to clearly state this.

Foreign Regulation, page 71

8. We acknowledge your revised disclosures in response to prior comment 4. As previously stated, please expand your disclosure to discuss the applicable regulations in Russia regarding obtaining approval for drug products.

Executive Compensation, page 77

9. Please update your executive compensation disclosure for the fiscal year 2018.

Principal Stockholders, page 80

10. We acknowledge your revised disclosures in response to prior comment 18. However, although the revised disclosure clarifies the role of the anticipated founder share assignments, it does not appear that it reflects the anticipated "Exchange Transactions" with your convertible noteholders. Please further revise your disclosure as appropriate to indicate that the information does not reflect the two exchange agreements.

Description of Securities
Series C Convertible Preferred Stock, page 82

11. We refer to your revised disclosures here and elsewhere in the prospectus referencing a Confession of Judgment that you granted to Firstfire, pursuant to which Firstfire has the ability to foreclose on your assets. You also reference that this Confession of Judgment will be waived and forgiven pursuant to the Securities Purchase and Assignment Agreement, but the agreement does not appear to include such a provision. Please revise to clarify how this Confession of Judgment will be waived.

Convertible Notes, page 83

12. Please update your disclosures in this section to correspond to the current situation with these securities, including applicable references to the exchange agreements. Also revise to disclose the convertible notes that were issued in 2018, which are referenced in your revised disclosures for Item 15.

Exhibits

13.   Please revise to ensure that all your exhibits include all annexes and exhibits. For example, we note that Exhibits 10.7 and 10.8 are incorporated by reference from your previously-filed Form S-1. However, the exhibits that are linked from your exhibit index do not include the entire agreements that were previously filed as the prior agreements included annexes and exhibits that are not included here. We also note that Exhibit 10.37 refers to General Release I and General Release II that are attached to the agreement but not included in the exhibit.

General

14.   We acknowledge your revised disclosures and response to prior comment 23. As previously noted, please ensure that your disclosures about your business are updated. For example, regarding the supply of Picoplatin, you state on page 65 that you have allocated $250,000 from the use of proceeds for your suppliers to restart their activities, but your Use of Proceeds information indicates that even if the maximum amount being offered is sold, you plan to use only $200,000 for contract manufacturing, and it is not clear whether you expect to be able to use the supply of product you previously received in 2016.

You may contact Andi Carpenter at 202-551-3645 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Lawrence R. Lonergan, Esq.